EXHIBIT 99.1

Colliers Reports Strong Second Quarter Results

Investment Management continues to scale, further increasing recurring earnings

Second quarter operating highlights:

	Three months ended		Six months ended
	June 30		June 30
(in millions of US$, except EPS)	2022	2021	2022	2021

Revenues	$1,127.8	$946.0	$2,128.8	$1,720.9
Adjusted EBITDA (note 1)	161.3	136.6	282.8	228.7
Adjusted EPS (note 2)	1.84	1.58	3.28	2.64

GAAP operating earnings	103.9	(385.8)*	144.7	(345.8)*
GAAP diluted EPS	0.67	(10.53)*	0.26	(10.80)*
* Includes $471.9 million settlement of Long-Term Incentive Arrangement with the Company's Chairman & CEO.

TORONTO, Aug. 03, 2022 (GLOBE NEWSWIRE) -- Colliers International Group Inc. (NASDAQ and TSX: CIGI) (“Colliers” or the “Company”) today announced operating and financial results for the second quarter ended June 30, 2022. All amounts are in US dollars.

For the quarter ended June 30, 2022, revenues were $1.13 billion, up 19% (23% in local currency), adjusted EBITDA (note 1) was $161.3 million, up 18% (21% in local currency) and adjusted EPS (note 2) was $1.84, up 16% versus the prior year period. Second quarter adjusted EPS would have been approximately $0.05 higher excluding foreign exchange impacts. GAAP operating earnings were $103.9 million. Prior year GAAP operating loss of $385.8 million included a $471.9 million settlement of the Long-Term Incentive Arrangement (“LTIA”) with the Company’s Chairman & CEO which was approved by 95% of disinterested shareholders. GAAP diluted net earnings per share were $0.67 versus diluted net loss of $10.53 in the prior year quarter. Second quarter GAAP EPS would have been approximately $0.05 higher excluding changes in foreign exchange rates.

For the six months ended June 30, 2022, revenues were $2.13 billion, up 24% (27% in local currency), adjusted EBITDA (note 1) was $282.8 million, up 24% (26% in local currency) and adjusted EPS (note 2) was $3.28, up 24% versus prior year. Six months ended June 30, 2022 adjusted EPS would have been approximately $0.07 higher excluding foreign exchange impacts. The GAAP operating earnings were $144.7 million and included $27.0 million loss on disposal of the Company’s operations in Russia. Prior year GAAP operating loss of $345.8 million included the settlement of the LTIA. The GAAP earnings per share were $0.26 as compared to diluted loss per share of $10.80. Year to date GAAP EPS would have been approximately $0.08 higher excluding changes in foreign exchange rates.

“Colliers reported strong second quarter results with continued solid revenue growth across all service lines,” said Jay S. Hennick, Global Chairman & CEO of Colliers.

“During the quarter, we also continued to grow our Investment Management segment in both size and scale furthering our goal of becoming a major player in the rapidly growing alternative private capital industry. We completed two acquisitions and a third after quarter end. Then, in late June, we announced the addition of Versus Capital, a highly successful alternative real asset manager in the US with strong private wealth distribution capabilities. Once completed, Colliers will have more than $85 billion in assets under management (“AUM”).“

“Investment Management now comprises about 30% of Colliers’ pro forma annualized adjusted EBITDA and the business compares very favorably with other public peers in the investment management industry. Our revenues are predominately from recurring management fees, about 90% of our investment funds are perpetual or long-dated strategies – defined as 10 years or more, and 70% are in rapidly growing sectors like alternatives and infrastructure. Most importantly, each of our platforms has a long history of delivering top-tier performance for investors through all investment cycles. Over the past 6 years, Colliers has built an impressive Investment Management business and we continue to see great potential in the years to come.”

“Separately, during the quarter, we added a building consultancy and project management leader in the UK, enhancing our service capabilities in Europe and continuing the growth of our Outsourcing & Advisory segment.”

“Overall, Colliers continues to transform into a more resilient, global and diversified services company with 55% of our pro forma earnings coming from recurring revenue streams and the balance from essential advisory services. Based on acquisitions already completed or announced, we expect 2022 to be a record year of capital deployment, with more than $1 billion invested.“

“With our strong global brand and operating platform, proven track record of more than 27 years, balanced and diversified business model, unique enterprising culture and significant inside ownership, we expect to continue delivering excellent returns for shareholders for many years to come,” he concluded.

About Colliers
Colliers (NASDAQ, TSX: CIGI) is a leading diversified professional services and investment management company. With operations in 63 countries, our 17,000 enterprising professionals work collaboratively to provide expert real estate and investment advice to clients. For more than 27 years, our experienced leadership with significant inside ownership has delivered compound annual investment returns of 20% for shareholders. With annual revenues of $4.5 billion and $81 billion of assets under management, Colliers maximizes the potential of property and real assets to accelerate the success of our clients, our investors and our people. Learn more at corporate.colliers.com, Twitter @Colliers or LinkedIn.

Consolidated Revenues by Line of Service

	Three months ended				Six months ended
(in thousands of US$)	June 30		Change	Change	June 30		Change	Change
(LC = local currency)	2022	2021	in US$ %	in LC%	2022	2021	in US$ %	in LC%

Outsourcing & Advisory	$475,865	$388,661	22%	27%	$890,410	$728,777	22%	26%
Investment Management(1)	75,127	50,477	49%	50%	161,504	95,104	70%	71%
Leasing	277,396	241,257	15%	18%	514,668	420,917	22%	25%
Capital Markets	299,458	265,599	13%	16%	562,176	476,110	18%	21%
Total revenues	$1,127,846	$945,994	19%	23%	$2,128,758	$1,720,908	24%	27%
(1) Investment Management local currency revenues, excluding pass-through carried interest, were up 45% and 42% for the three and six months ended June 30, 2022, respectively.

Consolidated revenues for the second quarter increased 23% on a local currency basis with all service lines up, led by Investment Management and Outsourcing & Advisory. Consolidated internal revenues measured in local currencies were up 15% (note 3) versus the prior year quarter.

For the six months ended June 30, 2022, consolidated revenues increased 27% on a local currency basis. Consolidated internal revenues measured in local currencies were up 21% (note 3).

Segmented Second Quarter Results
Revenues in the Americas region totalled $740.7 million for the second quarter, up 27% (28% in local currency) versus $582.8 million in the prior year quarter. Outsourcing & Advisory revenues were up sharply, driven by Engineering & Design (including recent acquisitions). Capital Markets growth was robust, particularly in industrial and land sales, partially offset by a reduction in debt origination activity. Adjusted EBITDA was $101.6 million, up 29% (30% in local currency) over the prior year quarter and included an $11.7 million gain on the termination of a lease, offset by (i) higher discretionary and variable costs as well as (ii) changes in revenue mix with a reduction in higher-margin debt origination. GAAP operating earnings were $81.1 million, relative to $63.2 million in the prior year quarter.

Revenues in the EMEA region totalled $169.3 million for the second quarter, up 7% (20% in local currency) compared to $158.6 million in the prior year quarter. Revenue growth was led by Outsourcing & Advisory (including recent acquisition). Leasing activity was up, however, Capital Markets revenues were impacted by geopolitical uncertainty in the region. Adjusted EBITDA was $14.4 million, down 30% (21% in local currency) relative to the prior year and was impacted by (i) lower Capital Markets revenues and (ii) higher discretionary and variable costs. GAAP operating earnings were $4.2 million, versus operating earnings of $14.4 million in the prior year quarter.

Revenues in the Asia Pacific region totalled $142.6 million for the second quarter compared to $154.0 million in the prior year quarter, down 7% (down 1% in local currency). Revenues were impacted by continued COVID-19 lockdowns in several Asian markets which extended until late in the quarter. Adjusted EBITDA was $19.5 million, down 5% (up 2% in local currency) from $20.7 million in the prior year quarter. GAAP operating earnings was $17.6 million, versus $16.7 million in the prior year quarter.

Investment Management revenues for the second quarter were $75.1 million compared to $50.5 million in the prior year quarter, up 49% (48% in local currency). Passthrough revenue from historical carried interest represented $1.9 million for the quarter versus nil in the prior year quarter. Excluding the impact of carried interest, revenue was up 45% (45% in local currency) driven by (i) management fee growth from increased assets under management and (ii) two acquisitions completed during the quarter. Adjusted EBITDA was $29.2 million, up 37% (36% in local currency) over the prior year quarter. GAAP operating earnings were $19.2 million in the quarter, versus $14.2 million in the prior year quarter. Assets under management were $68.7 billion as of June 30, 2022, up 54% from $44.5 billion on June 30, 2021. Including Rockwood Capital, completed on July 6, 2022, assets under management are now $81 billion, of which $70 billion are either perpetual or long-dated strategies.

Unallocated global corporate costs as reported in Adjusted EBITDA were $3.4 million in the second quarter, relative to $5.0 million in the prior year quarter. The corporate GAAP operating loss for the quarter was $18.2 million relative to a loss of $494.3 million in the second quarter of 2021, with the prior year period impacted by (i) the settlement of the LTIA and (ii) contingent acquisition consideration expense related to acquisitions.

Outlook for 2022
The Company is increasing its outlook for full year 2022 to reflect the impact of recent acquisitions and operating results year to date. The financial outlook is based on the Company’s best available information as of the date of this press release, and remains subject to change based on, but not limited to, numerous macroeconomic, health, social, geopolitical (including escalation of hostilities, outbreak of war, elections, disruption of supply chains) and related factors.

Measure	Updated	Previous
Revenue growth	Low double digit revenue growth: High-single digit internal growth Balance from acquisitions (including Rockwood, Versus and PEAKURBAN)	Low double digit revenue growth: Mid to high-single digit internal growth Balance from acquisitions
AEBITDA Margin	Up 60 bps – 100 bps	Up 40 bps – 80 bps
Consolidated income tax rate	27%-29%	25%-27%
NCI share of earnings	20%-22%	18%-20%
AEPS growth	Low-twenties	High-teens

Conference Call
Colliers will be holding a conference call on Wednesday, August 3, 2022 at 11:00 a.m. Eastern Time to discuss the quarter’s results. The call, as well as a supplemental slide presentation, will be simultaneously web cast and can be accessed live or after the call at corporate.colliers.com in the Events section.

Forward-looking Statements
This press release includes or may include forward-looking statements. Forward-looking statements include the Company’s financial performance outlook and statements regarding goals, beliefs, strategies, objectives, plans or current expectations. These statements involve known and unknown risks, uncertainties and other factors which may cause the actual results to be materially different from any future results, performance or achievements contemplated in the forward-looking statements. Such factors include: economic conditions, especially as they relate to commercial and consumer credit conditions and consumer spending, particularly in regions where our business may be concentrated; commercial real estate and real asset values, vacancy rates and general conditions of financial liquidity for real estate transactions; trends in pricing and risk assumption for commercial real estate services; the effect of significant movements in average capitalization rates across different asset types; a reduction by companies in their reliance on outsourcing for their commercial real estate needs, which would affect revenues and operating performance; competition in the markets served by the Company; the ability to attract new clients and to retain major clients and renew related contracts; the ability to retain and incentivize producers; increases in wage and benefit costs; the effects of changes in interest rates on the cost of borrowing; unexpected increases in operating costs, such as insurance, workers’ compensation and health care; changes in the frequency or severity of insurance incidents relative to historical experience; the effects of changes in foreign exchange rates in relation to the US dollar on the Company’s Canadian dollar, Euro, Australian dollar and UK pound sterling denominated revenues and expenses; the impact of pandemics on client demand for the Company’s services, the ability of the Company to deliver its services and the health and productivity of its employees; the impact of global climate change; the impact of political events including elections, referenda, trade policy changes, immigration policy changes, hostilities and terrorism on the Company’s operations; the ability to identify and make acquisitions at reasonable prices and successfully integrate acquired operations; the ability to execute on, and adapt to, information technology strategies and trends; the ability to comply with laws and regulations related to our global operations, including real estate investment management and mortgage banking licensure, labour and employment laws and regulations, as well as the anti-corruption laws and trade sanctions; and changes in government laws and policies at the federal, state/provincial or local level that may adversely impact the business.

Additional information and risk factors are identified in the Company’s other periodic filings with Canadian and US securities regulators (which factors are adopted herein and a copy of which can be obtained at www.sedar.com). Forward looking statements contained in this press release are made as of the date hereof and are subject to change. All forward-looking statements in this press release are qualified by these cautionary statements. Except as required by applicable law, Colliers undertakes no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

Summary financial information is provided in this press release. This press release should be read in conjunction with the Company's consolidated financial statements and MD&A to be made available on SEDAR at www.sedar.com.

Notes
Non-GAAP Measures
1. Reconciliation of net earnings to adjusted EBITDA:

Adjusted EBITDA is defined as net earnings, adjusted to exclude: (i) income tax; (ii) other expense (income); (iii) interest expense; (iv) settlement of LTIA; (v) loss on disposal of operations; (vi) depreciation and amortization, including amortization of mortgage servicing rights (“MSRs”); (vii) gains attributable to MSRs; (viii) acquisition-related items (including contingent acquisition consideration fair value adjustments, contingent acquisition consideration-related compensation expense and transaction costs); (ix) restructuring costs and (x) stock-based compensation expense. We use adjusted EBITDA to evaluate our own operating performance and our ability to service debt, as well as an integral part of our planning and reporting systems. Additionally, we use this measure in conjunction with discounted cash flow models to determine the Company’s overall enterprise valuation and to evaluate acquisition targets. We present adjusted EBITDA as a supplemental measure because we believe such measure is useful to investors as a reasonable indicator of operating performance because of the low capital intensity of the Company’s service operations. We believe this measure is a financial metric used by many investors to compare companies, especially in the services industry. This measure is not a recognized measure of financial performance under GAAP in the United States, and should not be considered as a substitute for operating earnings, net earnings or cash flow from operating activities, as determined in accordance with GAAP. Our method of calculating adjusted EBITDA may differ from other issuers and accordingly, this measure may not be comparable to measures used by other issuers. A reconciliation of net earnings to adjusted EBITDA appears below.

	Three months ended		Six months ended
	June 30		June 30
(in thousands of US$)	2022	2021	2022	2021

Net earnings (loss)	$66,731	$(412,601)	$88,048	$(387,794)
Income tax	28,610	20,872	44,937	29,719
Other income, including equity earnings from non-consolidated investments	(1,062)	(1,964)	(4,190)	(3,946)
Interest expense, net	9,571	7,916	15,889	16,200
Operating earnings (loss)	103,850	(385,777)	144,684	(345,821)
Settlement of LTIA	-	471,928	-	471,928
Loss on disposal of operations	950	-	27,040	-
Depreciation and amortization	44,097	34,574	80,737	72,351
Gains attributable to MSRs	(2,526)	(5,841)	(7,823)	(14,916)
Equity earnings from non-consolidated investments	906	1,732	4,066	3,138
Acquisition-related items	9,365	16,695	24,448	35,542
Restructuring costs	181	650	271	943
Stock-based compensation expense	4,490	2,597	9,351	5,522
Adjusted EBITDA	$161,313	$136,558	$282,774	$228,687

2. Reconciliation of net earnings and diluted net earnings per common share to adjusted net earnings and adjusted EPS:

Adjusted EPS is defined as diluted net earnings per share as calculated under the “if-converted” method, adjusted for the effect, after income tax, of: (i) the non-controlling interest redemption increment; (ii) settlement of LTIA; (iii) loss on disposal of operations; (iv) amortization expense related to intangible assets recognized in connection with acquisitions and MSRs; (v) gains attributable to MSRs; (vi) acquisition-related items; (vii) restructuring costs and (viii) stock-based compensation expense. We believe this measure is useful to investors because it provides a supplemental way to understand the underlying operating performance of the Company and enhances the comparability of operating results from period to period. Adjusted EPS is not a recognized measure of financial performance under GAAP, and should not be considered as a substitute for diluted net earnings per share from continuing operations, as determined in accordance with GAAP. Our method of calculating this non-GAAP measure may differ from other issuers and, accordingly, this measure may not be comparable to measures used by other issuers. A reconciliation of net earnings to adjusted net earnings and of diluted net earnings per share to adjusted EPS appears below.

Adjusted EPS is calculated using the “if-converted” method of calculating earnings per share in relation to the Convertible Notes, which were issued on May 19, 2020. As such, the interest (net of tax) on the Convertible Notes is added to the numerator and the additional shares issuable on conversion of the Convertible Notes are added to the denominator of the earnings per share calculation to determine if an assumed conversion is more dilutive than no assumption of conversion. The “if-converted” method is used if the impact of the assumed conversion is dilutive. The “if-converted” method is dilutive for the adjusted EPS calculation for all periods presented.

	Three months ended		Six months ended
	June 30		June 30
(in thousands of US$)	2022	2021	2022	2021

Net earnings (loss)	$66,731	$(412,601)	$88,048	$(387,794)
Non-controlling interest share of earnings	(11,806)	(11,745)	(20,322)	(19,525)
Interest on Convertible Notes	2,300	2,300	4,600	4,600
Settlement of LTIA	-	471,928	-	471,928
Loss on disposal of operations	950	-	27,040	-
Amortization of intangible assets	32,279	23,533	56,870	50,871
Gains attributable to MSRs	(2,526)	(5,841)	(7,823)	(14,916)
Acquisition-related items	9,365	16,695	24,448	35,542
Restructuring costs	181	650	271	943
Stock-based compensation expense	4,490	2,597	9,351	5,522
Income tax on adjustments	(9,891)	(8,517)	(16,310)	(18,183)
Non-controlling interest on adjustments	(4,269)	(3,460)	(7,939)	(6,795)
Adjusted net earnings	$87,804	$75,539	$158,234	$122,193

	Three months ended		Six months ended
	June 30		June 30
(in US$)	2022	2021	2022	2021

Diluted net earnings (loss) per common share(1)	$0.64	$(9.53)	$0.24	$(9.75)
Interest on Convertible Notes, net of tax	0.04	0.04	0.07	0.07
Non-controlling interest redemption increment	0.51	0.67	1.16	0.96
Settlement of LTIA	-	9.86	-	10.19
Loss on disposal of operations	0.02	-	0.56	-
Amortization expense, net of tax	0.41	0.29	0.71	0.66
Gains attributable to MSRs, net of tax	(0.03)	(0.07)	(0.09)	(0.18)
Acquisition-related items	0.18	0.26	0.45	0.56
Restructuring costs, net of tax	-	0.01	-	0.01
Stock-based compensation expense, net of tax	0.07	0.05	0.18	0.12
Adjusted EPS	$1.84	$1.58	$3.28	$2.64

Diluted weighted average shares for Adjusted EPS (thousands)	47,804	47,846	48,302	46,303
(1)Amounts shown reflect the "if-converted" method's dilutive impact on the adjusted EPS calculation for the three and six months ended June 30, 2022 and 2021.

3. Reconciliation of net cash flow from operations to free cash flow:

Free cash flow is defined as net cash flow from operating activities plus contingent acquisition consideration paid, plus the cash portion of the LTIA settlement, less purchases of fixed assets, plus cash collections on AR Facility deferred purchase price. We use free cash flow as a measure to evaluate and monitor operating performance as well as our ability to service debt, fund acquisitions and pay of dividends to shareholders and distributions to non-controlling interests. We present free cash flow as a supplemental measure because we believe this measure is a financial metric used by many investors to compare valuation and liquidity measures across companies, especially in the services industry. This measure is not a recognized measure of financial performance under GAAP in the United States, and should not be considered as a substitute for operating earnings, net earnings or cash flow from operating activities, as determined in accordance with GAAP. Our method of calculating free cash flow may differ from other issuers and accordingly, this measure may not be comparable to measures used by other issuers. A reconciliation of net cash flow from operating activities to free cash flow appears below.

	Three months ended		Six months ended
	June 30		June 30
(in thousands of US$)	2022	2021	2022	2021

Net cash provided by (used in) operating activities	$32,399	$56,687	$(248,310)	$18,548
Contingent acquisition consideration paid	1,257	2,997	60,810	10,472
Settlement of LTIA (cash portion)	-	96,186	-	96,186
Purchase of fixed assets	(13,581)	(10,510)	(23,416)	(32,603)
Cash collections on AR Facility deferred purchase price	90,101	11,824	256,429	22,732
Free cash flow	$110,176	$157,184	$45,513	$115,335

4. Local currency revenue growth rate and internal revenue growth rate measures

Percentage revenue variances presented on a local currency basis are calculated by translating the current period results of our non-US dollar denominated operations to US dollars using the foreign currency exchange rates from the periods against which the current period results are being compared. Percentage revenue variances presented on an internal growth basis are calculated assuming no impact from acquired entities in the current and prior periods. Revenue from acquired entities, including any foreign exchange impacts, are treated as acquisition growth until the respective anniversaries of the acquisitions. We believe that these revenue growth rate methodologies provide a framework for assessing the Company’s performance and operations excluding the effects of foreign currency exchange rate fluctuations and acquisitions. Since these revenue growth rate measures are not calculated under GAAP, they may not be comparable to similar measures used by other issuers.

5. Assets under management

We use the term assets under management (“AUM”) as a measure of the scale of our Investment Management operations. AUM is defined as the gross market value of operating assets and the projected gross cost of development assets of the funds, partnerships and accounts to which we provide management and advisory services, including capital that such funds, partnerships and accounts have the right to call from investors pursuant to capital commitments. Our definition of AUM may differ from those used by other issuers and as such may not be directly comparable to similar measures used by other issuers.

6. Adjusted EBITDA from recurring revenue percentage

Adjusted EBITDA from recurring revenue percentage is computed on a trailing twelve-month basis and represents the proportion of adjusted EBITDA (note 1) that is derived from Outsourcing & Advisory and Investment Management service lines. Both these service lines represent medium to long-term duration revenue streams that are either contractual or repeatable in nature. We report this metric on a pro forma basis, incorporating the expected full year impact of business acquisitions and dispositions.

COLLIERS INTERNATIONAL GROUP INC.
CONDENSED CONSOLIDATED STATEMENTS OF EARNINGS (LOSS)
(in thousands of US$, except per share amounts)
	Three months		Six months
	ended June 30		ended June 30
(unaudited)	2022	2021	2022	2021

Revenues	$1,127,846	$945,994	$2,128,758	$1,720,908

Cost of revenues	703,302	576,652	1,334,855	1,044,382
Selling, general and administrative expenses	266,282	231,922	516,994	442,526
Depreciation	11,818	11,041	23,867	21,480
Amortization of intangible assets	32,279	23,533	56,870	50,871
Acquisition-related items (1)	9,365	16,695	24,448	35,542
Loss on disposal of operations	950	-	27,040	-
Settlement of long-term incentive arrangement (2)	-	471,928	-	471,928
Operating earnings (loss)	103,850	(385,777)	144,684	(345,821)
Interest expense, net	9,571	7,916	15,889	16,200
Equity earnings from unconsolidated investments	(906)	(1,732)	(4,066)	(3,138)
Other (income) expense	(156)	(232)	(124)	(808)
Earnings (loss) before income tax	95,341	(391,729)	132,985	(358,075)
Income tax	28,610	20,872	44,937	29,719
Net earnings (loss)	66,731	(412,601)	88,048	(387,794)
Non-controlling interest share of earnings	11,806	11,745	20,322	19,525
Non-controlling interest redemption increment	24,564	31,771	56,005	44,311
Net earnings (loss) attributable to Company	$30,361	$(456,117)	$11,721	$(451,630)

Net earnings (loss) per common share

Basic	$0.70	$(10.53)	$0.27	$(10.80)

Diluted (3)	$0.67	$(10.53)	$0.26	$(10.80)

Adjusted EPS (4)	$1.84	$1.58	$3.28	$2.64

Weighted average common shares (thousands)
Basic	43,336	43,329	43,698	41,801
Diluted	47,804	43,329	44,328	41,801

Notes to Condensed Consolidated Statements of Earnings
(1)  Acquisition-related items include contingent acquisition consideration fair value adjustments, contingent acquisition consideration-related compensation expense and transaction costs.
(2)  Settlement of Long-Term Incentive Arrangement with the Company’s Chairman & CEO as approved by 95% of the Company’s disinterested shareholders. The settlement resulted in a cash payment of $96,186 and the issuance of 3,572,858 Subordinate Voting Shares on April 16, 2021.
(3)  Diluted EPS is calculated using the “if-converted” method of calculating earnings per share in relation to the Convertible Notes, which were issued on May 19, 2020. As such, the interest (net of tax) on the Convertible Notes is added to the numerator and the additional shares issuable on conversion of the Convertible Notes are added to the denominator of the earnings per share calculation to determine if an assumed conversion is more dilutive than no assumption of conversion. The “if-converted” method is used if the impact of the assumed conversion is dilutive. The “if-converted” method is dilutive for the three months ended June 30, 2022. The “if-converted” method is anti-dilutive for the three-month period ended June 30, 2021 and six-month periods ended June 30, 2022 and 2021.
(4)  See definition and reconciliation above.

COLLIERS INTERNATIONAL GROUP INC.
CONDENSED CONSOLIDATED BALANCE SHEETS
(in thousands of US$)

	June 30,	December 31,	June 30,
(unaudited)	2022	2021	2021

Assets
Cash and cash equivalents	$171,312	$396,745	$147,515
Restricted cash (1)	35,142	28,526	30,052
Accounts receivable and contract assets	609,196	573,710	456,217
Warehouse receivables (2)	33,595	174,717	62,838
Prepaids and other assets	264,690	353,220	205,294
Real estate assets held for sale	199,461	44,089	-
Current assets	1,313,396	1,571,007	901,916
Other non-current assets	140,677	120,071	100,526
Fixed assets	144,346	144,755	139,598
Operating lease right-of-use assets	316,731	316,517	319,768
Deferred tax assets, net	68,429	68,502	55,167
Goodwill and intangible assets	2,198,567	1,652,878	1,663,937
Total assets	$4,182,146	$3,873,730	$3,180,912

Liabilities and shareholders' equity
Accounts payable and accrued liabilities	$913,059	$1,082,774	$736,393
Other current liabilities	96,272	186,089	131,336
Long-term debt - current	4,808	1,458	2,142
Warehouse credit facilities (2)	27,208	162,911	55,566
Operating lease liabilities - current	78,138	80,928	81,144
Liabilities related to real estate assets held for sale	109,666	23,095	-
Current liabilities	1,229,151	1,537,255	1,006,581
Long-term debt - non-current	1,035,178	529,596	537,956
Operating lease liabilities - non-current	298,121	296,633	298,668
Other liabilities	129,094	120,489	103,658
Deferred tax liabilities, net	55,093	42,371	38,729
Convertible notes	225,866	225,214	224,578
Redeemable non-controlling interests	720,685	536,903	448,271
Shareholders' equity	488,958	585,269	522,471
Total liabilities and equity	$4,182,146	$3,873,730	$3,180,912

Supplemental balance sheet information
Total debt (3)	$1,039,986	$531,054	$540,098
Total debt, net of cash and cash equivalents (3)	868,674	134,309	392,583
Net debt / pro forma adjusted EBITDA ratio (4)	1.4	0.3	0.9

Notes to Condensed Consolidated Balance Sheets

(1)  Restricted cash consists primarily of cash amounts set aside to satisfy legal or contractual requirements arising in the normal course of business.
(2)  Warehouse receivables represent mortgage loans receivable, the majority of which are offset by borrowings under warehouse credit facilities which fund loans that financial institutions have committed to purchase.
(3)  Excluding warehouse credit facilities and convertible notes.
(4)  Net debt for financial leverage ratio excludes restricted cash, warehouse credit facilities and convertible notes, in accordance with debt agreements.

COLLIERS INTERNATIONAL GROUP INC.
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands of US$)
	Three months ended		Six months ended
	June 30		June 30
(unaudited)	2022	2021	2022	2021

Cash provided by (used in)

Operating activities
Net earnings (loss)	$66,731	$(412,601)	$88,048	$(387,794)
Items not affecting cash:
Depreciation and amortization	44,097	34,574	80,737	72,351
Settlement of long-term incentive arrangement	-	375,742	-	375,742
Loss on disposal of operations	950	-	27,040	-
Gains attributable to mortgage servicing rights	(2,526)	(5,841)	(7,823)	(14,916)
Gains attributable to the fair value of loan
premiums and origination fees	(4,272)	(10,705)	(11,554)	(22,283)
Deferred income tax	(16)	(13,073)	(11,193)	(22,504)
Other	22,842	19,394	40,629	61,285
	127,806	(12,510)	205,884	61,881

Increase in accounts receivable, prepaid
expenses and other assets	(165,922)	(55,446)	(337,927)	(79,233)
Increase (decrease) in accounts payable, accrued
expenses and other liabilities	(19,206)	14,331	(9,346)	1,779
Increase (decrease) in accrued compensation	60,535	82,799	(208,235)	(1,677)
Contingent acquisition consideration paid	(1,257)	(2,997)	(60,810)	(10,472)
Mortgage origination activities, net	7,527	16,327	16,271	35,378
Sales to AR Facility, net	22,916	14,183	145,853	10,892
Net cash provided by (used in) operating activities	32,399	56,687	(248,310)	18,548

Investing activities
Acquisition of businesses, net of cash acquired	(328,120)	(366)	(380,598)	(4,207)
Purchases of fixed assets	(13,581)	(10,510)	(23,416)	(32,603)
Purchase of held for sale real estate assets	(117,042)	-	(117,042)	-
Proceeds from sale of held for sale real estate assets	48,505	-	48,505	-
Cash collections on AR Facility deferred purchase price	90,101	11,824	256,429	22,732
Other investing activities	(10,682)	(9,696)	(31,647)	(20,789)
Net cash used in investing activities	(330,819)	(8,748)	(247,769)	(34,867)

Financing activities
Increase in long-term debt, net	345,676	16,140	537,406	69,932
Purchases of non-controlling interests, net	(7,595)	(13,707)	(33,557)	(21,840)
Dividends paid to common shareholders	-	-	(6,608)	(2,009)
Distributions paid to non-controlling interests	(26,628)	(21,305)	(41,554)	(35,228)
Repurchases of Subordinate Voting Shares	(53,681)	-	(126,366)	-
Other financing activities	(4,329)	1,496	(34,053)	6,464
Net cash provided by (used in) financing activities	253,443	(17,376)	295,268	17,319

Effect of exchange rate changes on cash	(14,167)	888	(18,006)	(966)

Net change in cash and cash
equivalents and restricted cash	(59,144)	31,451	(218,817)	34
Cash and cash equivalents and
restricted cash, beginning of period	265,598	146,116	425,271	177,533
Cash and cash equivalents and
restricted cash, end of period	$206,454	$177,567	$206,454	$177,567

COLLIERS INTERNATIONAL GROUP INC.
SEGMENTED RESULTS
(in thousands of US dollars)

			Asia	Investment
(unaudited)	Americas	EMEA	Pacific	Management	Corporate	Consolidated

Three months ended June 30

2022
Revenues	$740,711	$169,271	$142,604	$75,148	$112	$1,127,846
Adjusted EBITDA	101,573	14,367	19,543	29,199	(3,369)	161,313
Operating earnings (loss)	81,108	4,209	17,558	19,150	(18,175)	103,850

2021
Revenues	$582,769	$158,571	$154,018	$50,477	$159	$945,994
Adjusted EBITDA	78,923	20,640	20,677	21,330	(5,012)	136,558
Operating earnings (loss)	63,239	14,393	16,692	14,157	(494,258)	(385,777)

			Asia	Investment
	Americas	EMEA	Pacific	Management	Corporate	Consolidated

Six months ended June 30

2022
Revenues	$1,382,409	$322,596	$261,984	$161,525	$244	$2,128,758
Adjusted EBITDA	182,639	19,286	29,762	56,000	(4,913)	282,774
Operating earnings (loss) (1)	142,415	(26,572)	25,783	36,371	(33,313)	144,684

2021
Revenues	$1,058,546	$284,684	$282,269	$95,104	$305	$1,720,908
Adjusted EBITDA	135,849	25,144	36,195	39,075	(7,576)	228,687
Operating earnings (loss)	106,092	13,304	28,400	24,088	(517,705)	(345,821)

Notes to Segmented Results
(1)  Operating earnings (loss) include $27,040 loss on disposal of certain operations, primarily in EMEA.

COMPANY CONTACTS:
Jay S. Hennick
Global Chairman & Chief Executive Officer

Christian Mayer
Global Chief Financial Officer
(416) 960-9500